Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 27 DATED JULY 3, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 21 dated April 5, 2007 (filed with the SEC on April 11, 2007), supplement no. 22 dated May 9, 2007, supplement no. 23 dated May 15, 2007, supplement no. 24 dated June 13, 2007, supplement no. 25 dated June 22, 2007 and supplement no. 26 dated June 26, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire a portfolio of nine distribution and office/warehouse properties located in six states;

•	the acquisition of a two-story office building containing approximately 80,000 usable square feet in Sacramento, California;

•	the acquisition of two single-story office/research and development buildings containing 187,268 rentable square feet in Newark, California;

•	the acquisition of a 25% interest in the senior mortgage loans related to the Tribeca Building;

•	the probable investment in a $21 million participation in a mezzanine loan; and

•	the probable investment in $45 million of preferred stock.

Opus National Industrial Portfolio

On June 1, 2007, our advisor entered into purchase and sale agreements with Opus Real Estate VI Limited Partnership, MBS Arlington Limited Partnership, and OIRE Michigan, L.L.C., respectively, to purchase a portfolio of nine distribution and office/warehouse properties located in six states (the “Opus National Industrial Portfolio”). The portfolio consists of properties totaling approximately 2.3 million rentable square feet. On June 29, 2007, the advisor assigned these purchase and sale agreements to us for no consideration. Pursuant to the purchase and sale agreements, we would be obligated to purchase the portfolio only after satisfactory completion of agreed upon closing conditions. The sellers are not affiliated with us or our advisor.

The purchase price of the Opus National Industrial Portfolio is $126.0 million plus closing costs. We would fund the purchase of the Opus National Industrial Portfolio with proceeds from this offering, but we may later put mortgage debt on the properties.

The following table sets forth certain information with respect to the properties.

Property	City/ State	Date Acquired	Number of Buildings	Year Built/ Renovated	Rentable Square Feet	Percent Leased	Annualized Base Rent (in Thousands)		Percent Annualized Rent	Annualized Rent Per Leased Square Foot	Primary Tenant
Cardinal Health	Champlin, MN	Jun-06	1	1995	221,750	100%	$809		10%	$3.65	Cardinal Health Inc.
Cedar Bluffs Business Center	Eagan, MN	Jun-06	1	2005	81,329	100%	474		6%	$5.83	Simpson Strong- Tie Co.
Crystal Park II-Buildings D & E	Round Rock, TX	Apr-05	2	2002	240,452	73%	1,286		15%	$4.32	Various
Corporate Express	Arlington, TX	Jan-06	1	1992	131,040	100%	524		6%	$4.00	Corporate Express
Park 75-Dell	West Chester, OH	Dec-04	1	2002	427,920	100%	1,202		14%	$2.81	Dell Products LP
Plainfield Business Center	Plainfield, IN	Jun-06	1	2006	321,627	100%	1,273		15%	$3.96	Brightpoint
Hartman Business Center One	Austell, GA	Dec-04	1	2003	353,983	100%	1,007		12%	$2.84	Metro Foods, Inc.
Rickenbacker IV-Medline	Groveport, OH	Nov-05	1	2005	377,283	100%	1,162		14%	$3.08	Medline Industries
Advo-Valassis Building	Van Buren, MI	Apr-98	1	1996	160,464	100%	722	(1)	8%	$4.50	Advo, Inc.

					2,315,848	97%	$8,459		100%

(1) Advo received one year of free rent (January 1, 2007 through December 31, 2007) as part of its ten-year lease renewal. Annualized rent is for rent effective January 1, 2008 through December 31, 2011.

The current aggregate annual base rent for the tenants of the Opus National Industrial Portfolio is approximately $8.5 million. As of June 2007, the current weighted-average remaining lease term for the current tenants of the Opus National

Industrial Portfolio is approximately 5.9 years.

We do not intend to make significant renovations or improvements to the Opus National Industrial Portfolio. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit our earnest money deposit.

9815 Goethe Road Building

On June 26, 2007, we purchased, through an indirect wholly owned subsidiary, a two-story office building containing approximately 80,000 usable square feet (the “9815 Goethe Road Building”) from Evergreen/Bradville II, which is not affiliated with us or our advisor. The 9815 Goethe Road Building is located on an approximate 5-acre parcel of land at 9815 Goethe Road in Sacramento, California. The purchase price of the 9815 Goethe Road Building was $15.8 million plus closing costs. The acquisition was funded with proceeds from this offering, but we may later put mortgage debt on the property.

The 9815 Goethe Road Building was built in 1992 and is 100% leased by the State of California’s Employment Development Department (“EDD”) under a long-term lease agreement.

At June 2007, the current aggregate annual base rent payable under the EDD lease, which expires in July 2014, is approximately $1.7 million. EDD has the right, at its option, to terminate its lease effective April 30, 2011 with 60-days notice.

We do not intend to make significant renovations or improvements to the 9815 Goethe Road Building. Our management believes that the 9815 Goethe Road Building is adequately insured.

Bridgeway Technology Center

On June 27, 2007, we purchased, through an indirect wholly owned subsidiary, two single-story office/research and development buildings containing 187,268 rentable square feet (the “Bridgeway Technology Center”) from SC Bridgeway, Inc., which is not affiliated with us or our advisor. The Bridgeway Technology Center is located on an approximate 13-acre parcel of land at 7007-7015 Gateway Boulevard and 7151 Gateway Boulevard in Newark, California. The purchase price of the Bridgeway Technology Center was approximately $49.9 million plus closing costs. We funded the acquisition with proceeds from this offering, but we may later place mortgage debt on the property.

The Bridgeway Technology Center was completed in 1996 and is 100% leased by two tenants, GE Homeland Protection, Inc. (70%) and Risk Management Solutions, Inc. (30%). GE Homeland Protection, Inc. is a business of GE Security, Inc. and a wholly owned indirect subsidiary of the General Electric Company. GE Security, Inc. is a leading supplier of security and life safety technologies, with operations in more than 35 countries. Risk Management Solutions, Inc. is headquartered at the Bridgeway Technology Center and is a leading provider of products and services for the quantification and management of catastrophe risks. Risk Management Solutions, Inc. is a subsidiary of Daily Mail and General Trust, one of the United Kingdom’s largest media holding companies.

At June 2007, the current aggregate annual base rent for the tenants of the Bridgeway Technology Center is approximately $4.0 million. As of June 2007, the current weighted-average remaining lease term for the current tenants of the Bridgeway Technology Center is approximately 3.1 years. The GE Homeland Protection, Inc. lease expires in February 2010, and the average annual rental rate for the GE Homeland Protection lease over the remaining lease term is $13.06 per square foot. GE Homeland Protection, Inc. has the right, at its option, to terminate its lease effective August 2009 with six-month notice and upon payment of a termination fee. The Risk Management Solutions, Inc. lease expires in December 2010, and the average annual rental rate for the Risk Management Solutions, Inc. lease over the remaining lease term is $46.28 per square foot.

We do not intend to make significant renovations or improvements to the Bridgeway Technology Center. Our management believes that the Bridgeway Technology Center is adequately insured.

Investment in the Tribeca Senior Mortgage Participation

On June 28, 2007, we purchased, through an indirect wholly owned subsidiary, a 25% interest (the “Senior Mortgage Participation”) in the senior mortgage loans related to the conversion of an eight-story loft building into a ten-story condominium building located at 415 Greenwich Street in New York, New York (the “Tribeca Building”), from an unaffiliated seller. The senior mortgage loans are secured by the Tribeca Building. The purchase price of the Senior Mortgage Participation was approximately $23.5 million plus closing costs. After the closing, we remain obligated to fund an additional $2.3 million under the Senior Mortgage Participation for costs related to the conversion of the Tribeca Building. We purchased the Senior Mortgage Participation with proceeds from this offering.

The Senior Mortgage Participation is a 25% interest in three senior mortgage loans as well as an “interest-only” participation in the same mortgage loans. The three mortgage loans consist of (i) a senior mortgage loan in the principal amount of $62.5 million, (ii) a building mortgage loan in the principal amount of up to $37.9 million and (iii) a project mortgage loan in the principal amount of $2.8 million. As of June 28, 2007, all amounts under the three mortgage loans had been advanced, except that only $28.8 million of the $37.9 million building mortgage loan had been advanced. Under the Senior Mortgage Participation, we are obligated to fund 25% of the $9.1 million that remains unfunded under the building mortgage loan as of June 28, 2007. The borrower under each of the three mortgage loans is 415 Greenwich Fee Owner LLC (the “Fee Owner”). Neither we nor our advisor is affiliated with the Fee Owner.

The $94.1 million currently outstanding under senior mortgage loans bears interest at a variable rate of 30-day LIBOR plus 2.70%, including the interest rate on the “interest-only” participation in the mortgage loans. The future funding obligation under the building mortgage loan will bear interest at a variable rate of 30-day LIBOR plus 3.00%. The initial maturity date of the senior mortgage loans is May 1, 2008, with a one-year extension option subject to certain conditions. Prior to maturity, the borrower under the senior mortgage loans is required to make monthly interest-only payments to us, with the outstanding principal balance being due at maturity.

The remaining 75% interest in the three senior mortgage loans is held by AIG Annuity Insurance Company and the remaining 75% interest in the “interest-only” participation in these three mortgage loans is held by AIG Mortgage Capital LLC. Our right to repayment under the Senior Mortgage Participation is parri passu with that of the other noteholders.

In the event that (i) payment of principal or interest on the mortgage loans becomes 90 days or more delinquent, (ii) the mortgage loan has been accelerated, (iii) the principal balance on the mortgage loan is not paid at maturity, (iv) the borrower under the mortgage loans files for bankruptcy, (v) the holders of the participations in the three senior loans are unable to provide unanimous consent on certain major decisions or (vi) the borrower fails to satisfy certain other conditions of the mortgage documents and all of the holders of the loans do not grant approval, the holder of the 75% participation in the senior mortgage loans has the right to purchase our Senior Mortgage Participation. In the event that the holder of the 75% participation in the senior mortgage loans does not purchase our interest, we have the right to purchase the 75% participation in the senior mortgage loans.

The holder of the 75% participation in the senior mortgage loans has exclusive authority with respect to the administration of the mortgage loans and the exercise of rights and remedies with respect to the mortgage loan, except that unanimous consent of the holders, is required with respect to (i) any material modification or waiver of a monetary term of the mortgage loans, (ii) an extension of the maturity date, (iii) a reduction in the interest rate or monthly debt service payment, (iv) a sale of the secured property (other than the sale of condominiums) for an amount less than necessary to ensure repayment plus certain costs incurred by the holders of the mortgage notes, and (v) other limited matters set forth in the participation agreement. With respect to certain “bad boy” acts, amounts outstanding under the mortgage loans are guaranteed by the two individuals who have indirect interests in the Tribeca Building.

As of June 28, 2007, we had also invested an aggregate of $46.7 million in two mezzanine loans on the Tribeca Building.

Investment in the One Madison Park Mezzanine Loan

We expect to purchase a $21.0 million interest in a $42.0 million mezzanine real estate loan (the “One Madison Park Mezzanine Loan”) from an unaffiliated seller. The purchase price of our interest in the One Madison Park Mezzanine Loan is approximately $21.0 million plus closing costs. Upon acquisition, the One Madison Park Mezzanine Loan would be owned by two noteholders, including us, each with a pari passu interest.

The One Madison Park Mezzanine Loan bears interest at a floating rate of one-month LIBOR plus the applicable spread which is (i) from the closing date through and including the initial maturity date, 611 basis points, and (ii) for the extension period, 661 basis points. It has an initial maturity date of January 9, 2009 with an option to extend the maturity date to July 9, 2009. At June 18, 2007, the one-month LIBOR rate was 5.32%. Prior to maturity, the borrowers under the One Madison Park Mezzanine Loan are required to make monthly interest-only payments to the holders of the mezzanine real estate loan, with the outstanding principal balance being due at maturity. The borrowers are expected to use the One Madison Park Mezzanine Loan as part of the initial project funding. The One Madison Park condominium project is a proposed development of a 50-story luxury residential mixed-use building containing a total of 95 residential apartments and a retail component located at grade level, which will contain a total of approximately 3,647 square feet. The project is located at 20-24 East 23rd Street and 23 East 22nd Street in Manhattan near Madison Square Park in New York, New York. The One Madison Park condominium project, when completed, will exhibit a glass curtain-wall façade with 360 degree views.

The One Madison Park Mezzanine Loan is secured by, among other things, a pledge by the borrowers of all such borrowers’ right, title and interests in the limited liability companies that hold title to the One Madison Park condominium project. The pledge agreement entered into by the borrowers provides that in the event of default under the One Madison Park Mezzanine Loan, the holders of the mezzanine loan may exercise their rights and remedies against the borrowers. With respect to certain “bad boy” acts, amounts outstanding under the One Madison Park Mezzanine Loan are guaranteed by Ira J. Shapiro and Marc Jacobs.

There is $125.4 million of senior financing on the One Madison Park condominium project. The senior financing, composed of an acquisition loan, building loan and project loan, is secured by a mortgage for each loan on the One Madison Park condominium project. The senior loans have a maturity date of January 9, 2009 with an option to extend the maturity date to July 9, 2009. Pursuant to an intercreditor agreement, our right to payment under the One Madison Park Mezzanine Loan is subordinate to the right to payment of the lender under the senior mortgage loans. The intercreditor agreement provides that in the event of a default under the One Madison Park Mezzanine Loan, the holders of the One Madison Park Mezzanine Loan may foreclose on the borrowers’ membership interests in the limited liability companies that hold title to the property subject to the satisfaction of transfer provisions set forth in the intercreditor agreement.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a member interest entitles the foreclosing party (in this case, our indirect wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the member interest in this transaction would allow us to take indirect control of the One Madison Park condominium project, subject to the senior debt related to the property.

Investment in Preferred Stock of Petra

We are currently negotiating a possible investment (the “Petra Investment”) in preferred stock issued by Petra Fund REIT Corp., a Maryland corporation that intends to elect to be taxed as a real estate investment trust (“Petra”). Petra is a subsidiary of Petra Offshore Fund L.P., a private real estate fund organized as a Cayman Islands Exempted Limited Partnership. Petra invests primarily in a diversified portfolio of high-yield and structured assets secured by commercial and residential real estate. Petra utilizes borrowings and hedging structures, including derivatives and borrowings under issuances of collateralized debt obligations. Such borrowings can potentially generate “excess inclusion income” which, when passed through to our tax-exempt shareholders can be taxed as unrelated business taxable income. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

We expect to invest $45 million in two series of preferred stock of Petra by mid-July 2007 and that such preferred stock will be entitled to receive cumulative monthly cash distributions at an annual rate of between 11 and 12%. Although such preferred stock will generally have no voting rights, we will have the right to elect one member of Petra’s Board of Directors at our option.

There can be no assurance that we will enter into a binding agreement with respect to the Petra Investment, or, if we enter into a binding agreement for the Petra Investment, that such agreement will close or that the terms will be as outlined above.